03017788

NO ACT
P.E 3-3-03
132-2371

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

April 1, 2003

Helen N. Kaminski
Chief Counsel – Corporate & Securities
Sara Lee Corporate Law Department
Three First National Plaza
Chicago, IL 60602-4260

Act 1934
Section
Rule 14A-8
Public Availability 4/1/2003

Re: Sara Lee Corporation
Incoming letter dated March 3, 2003

Dear Ms. Kaminski:

This is in response to your letter dated March 3, 2003 concerning the shareholder proposal submitted to Sara Lee by John Jennings Crapo. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

PROCESSED
APR 03 2003
THOMSON FINANCIAL

Enclosures

cc: John Jennings Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

CR

Sara Lee Corporate Law Department
Three First National Plaza
Chicago, IL 60602-4260

Phone 312.726.2600
Law Dept. Telecopy
Number312.558.8687

RECEIVED
2003 MAR 25 PM 4:06
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

Sara Lee

March 24, 2003

By Federal Express

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Division of Corporation Finance
Office of Chief Counsel

Re: Sara Lee Corporation --Stockholder Proposal submitted to by John Jennings Crapo

Ladies and Gentlemen:

On March 3, 2003, Sara Lee Corporation ("Sara Lee") submitted a letter to the Securities and Exchange Commission notifying the Commission that Sara Lee intends to excludes from its 2003 proxy statement a proposed stockholder resolution and supporting statement submitted by John Jennings Crapo. In the March 3rd letter, Sara Lee requested the staff's concurrence that the Commission would not recommend enforcement action if Sara Lee excludes such proposal. In a telephone call on March 24, 2003 to Roderick A. Palmore, Sara Lee's Senior Vice President, General Counsel and Secretary, a member of the Commission staff requested that Sara Lee submit to the Commission additional copies of Sara Lee's March 3rd letter and attachments thereto. Accordingly, enclosed are six (6) copies of Sara Lee's initial letter to the Commission dated March 3, 2003, together with the proposed stockholder resolution, supporting statement and all attachments thereto.

If you have any questions regarding this matter or desire additional information, please contact me at (312) 558-8564.

Very truly yours,

Helen N. Kaminski
Chief Counsel-Corporate & Securities

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 25 2003
WASH. D.C.
187

Attachments

Cc: Roderick A. Palmore

Sara Lee Corporate Law Department
Three First National Plaza
Chicago, IL 60602-4260

Phone 312.726.2600
Law Department Telecopy
Number 312.558.8687

March 3, 2003

Sara Lee

Corporate
Law Dept.

By Federal Express

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attention: Division of Corporation Finance
Office of Chief Counsel

Re: Sara Lee Corporation --Stockholder Proposal submitted to by John Jennings Crapo

Ladies and Gentlemen:

This letter is submitted by Sara Lee Corporation, a Maryland corporation (the "Company"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company is filing with the Securities and Exchange Commission (the "Commission") six (6) copies of this letter and a proposed stockholder resolution and supporting statement submitted by John Jennings Crapo (the "Proponent") by letter dated January 11, 2003 (the "Proposal"). The Proposal, exactly as received by the Company (including all attachments), is attached as Exhibit A. For your convenience, a typed version of the Proposal, including the supporting statement, is attached as Exhibit B.

The Company intends to exclude the Proposal from its proxy statement and form of proxy for the Company's 2003 annual meeting of stockholders (the "2003 Proxy Materials") pursuant to Rule 14a-8(i)(3) of the Exchange Act. The Company respectfully requests the concurrence of the staff that the Commission will not recommend enforcement action if the Company excludes the Proposal from the 2003 Proxy Materials.

Grounds for Omission under Rule 14a-8(i)(3)

Rule 14a-8(i)(3) permits a proposal to be excluded if the proposal or the supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Company believes that it may exclude the Proposal from the 2003 Proxy Materials under Rule 14a-8(i)(3) because the Proposal is vague and misleading. The Proposal would require the Company's Board of Directors to include each year in the Company's proxy statement:

"(i) An explanation of at least five hundred words explaining [Sara] Lee's governance of it's donations program to the Hon. United States Internal Revenue Service ("IRS") approved private foundations to include standards of denial of such help, to the foundations and to other persons. (ii) An enumeration of IRS qualifying charities and IRS foundations which our honorable Directors plan to

> help in the ensuing calendar year included with each charity and foundation and elucidation of at least twenty-five words how it has complied with the standards and procedures enunciated in (i)."

The Proposal is excludable because the scope of the requested report, and the standards to be followed or met, cannot be determined and because the Proposal contains terms that are vague and potentially misleading. Clause (i) of the Proposal begins by mandating that the report explain the Company's governance of its donations program to "[IRS] approved private foundations," but then requires that such report include "standards of denial of such help to the foundations and to *other persons*." It is impossible to ascertain the scope of the requested report because the term "other persons" is not defined.

Clause (i) also is potentially misleading because it implies that the "standards of denial of such help" to "other persons" is directly related to the Company's governance of its donations program to "[IRS] approved private foundations." These "standards" are referenced again in clause (ii), and it is not clear from the Proposal whether the Company must establish standards that the Company must follow when denying contributions to foundations or other persons, or whether the Company must establish standards that charities and foundations must meet in order to avoid being denied contributions. Additionally in clause (ii), the Proponent requests information regarding the "IRS qualifying charities and IRS foundations" that the Company's "honorable Directors plan to help in the ensuing calendar year" and "elucidation of at least twenty-five words how it has complied with the standards and procedures enunciated in (i)." The only antecedent for the pronoun "it" contained in the phrase "how *it* has complied with the standards and procedures enunciated in (i)," is "each charity and foundation." Clause (ii) perpetuates the confusion as to whether the "standards" described in clause (i) must be followed by the Company or by each charity or foundation, particularly since clause (i) does not refer to any standards with which a charity or foundation is required to comply, and does not refer to any procedures. Because of these ambiguities, if the Proposal were to be adopted, the Company could not be certain that any report it generated, or that any standards it established, would comply with the requirements of this resolution.

Clause (ii) also contains vague terms and is confusing. In clause (ii), the Proponent requests information regarding the "IRS qualifying charities and IRS foundations" that the Company's "honorable Directors plan to help in the ensuing calendar year." The word "help" is not defined, so the scope of the information requested is impossible to ascertain. Clause (ii) also is potentially misleading because it implies that the Company's directors are required to "help," or are limited to only "helping," "IRS qualifying charities and IRS foundations," neither of which is correct.

The Proponent has submitted similar proposals for inclusion in the proxy statements of other companies. In its letter to Northeast Utilities Services Company (April 9, 2001), the Commission accepted that the entire proposal could be excluded under Rule 14a-8(i)(3) as vague and indefinite. In its letter to Dow Jones & Company, Inc. (January 10, 2003), the Commission concurred that there was a basis for omitting the Proponent's entire supporting statement, but did not agree that the proposal could be omitted. Although similar to these prior proposals, the Proposal is even more vague and indefinite than the proposals submitted to Northeast Utilities Services Company and Dow Jones & Company, Inc. For example, the reference to "other persons" in clause (i) of the Proposal is not contained in the prior proposals. As discussed above, this reference is confusing and results in the scope of the requested report being even more unclear and open-ended than the prior proposals.

The Company also believes that it may omit the supporting statement portion of the Proposal from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(3) because the supporting statement is irrelevant to the resolution. The Proposal's supporting statement consists entirely of personal disclosures regarding the Proponent's life and personal observations, including matters of a potentially offensive nature, such as details regarding the Proponent's daily bodily functions. These disclosures are not appropriate for inclusion in a proxy statement and bear no relation to the resolution proposed.

Conclusions

For the reasons set forth above, the Company intends to exclude the Proposal from the 2003 Proxy Materials. The Company respectfully requests that the staff confirm that the Commission will not recommend enforcement action if the Company omits the Proposal from the 2003 Proxy Materials. If the staff determines that the entire Proposal may not be omitted from the 2003 Proxy Materials, the Company respectfully requests that the staff confirm that the Company may exclude the supporting statement portion of the Proposal, in its entirety, from the 2003 Proxy Materials.

If you have any questions regarding this matter or desire additional information, please contact me at (312) 558-8564. To acknowledge your receipt of this letter, please date-stamp the attached copy of this letter and returning it in the enclosed self-addressed postage prepaid envelope.

Very truly yours,

Helen N. Kaminski

Helen N. Kaminski
Chief Counsel-Corporate & Securities

Attachments

Cc: Roderick A. Palmore
John Jennings Crapo

J:\law\Kaminski\Annual Meeting 2003\SEC ltr-Crapo proposal (February 2003).doc

Exhibit A

John J. CRAPO, Sara Lee Corp Shareholdr
Pro Se Porter SQUare
PO Box 400151
CAMBRIDGE MA 02140-0002

Via Certified mail
return rcpt requested
mail piece # 7002
2410 0006
3808 5978

Jan Eleventh
2003
P. one (01) OF
ten (10) pp printed
one (01) side reverse
side Blank for my
same exhibits

Sara Lee Corporation
Corporation Secy
Mr Roderick A. PALMORE, ESQ
Three (03) First National plaza
Chicago IL

Dear Mr Secretary

Enclosed is my stockhldr proposal AND supporting Statement AND exhibits that exhibit some surrounding events described in my reasons.

I OWN shares - more than one (01) year consecutively with market value in excess of the minimum standards allowable to permit registrant to omit my shareholder proposal -

I plan to attend stockholder meeting of the forthcoming one (01)

more

J. J. Crane to Sara Lee Corp
Jan 11th 2003
P-11/01/02 1 of Ten pp.

for this year of stockholders and monies assembled as a stockholder meeting - at which time I plan to present my stockholder proposal which I ask before he ~~presented~~ introduced in proxy said meeting

I'm under great duress and undue influence.

I've attended and presented at many stockholder proposals ~~are~~ at many national corporations and other companies - this me (01) I presented the late Fall of the year 2001 and the Secretary informed me the proposal achieved sufficient votes to qualify for re-consideration.

This particular proposal has qualified for presentation at another nationally known corporation this spring - so certifies

More

J J Crapo to Sara Lee Corp
Jan 11 th 2003
p. three (03) of ten pp.
the Hon U.S. Securities and Exchange
Commission in it's action
letter. Ms. Jennifer Bowes, Esquire
Attorny Advisor for the Div
of Corp. Finance Wrote the opinion
for the Commission.

my shareholder proposal

SARA LEE CORPORATION ("LEE")

Stockholders Recommend our Board ("Directors") publish in the proxy statement of each stockholder annual meeting a report an item concerning LEE Charitable Donations program for the immediate past calendar year with the following information

(i) An explanation of at least five hundred words explaining LEE's Governance of it's Donations program to the Hon. United States Internal Revenue Service ("IRS") approved private foundations to include standards of denial of such help, to the foundations and to others persons

more

JJ Crapo to Sara Lee Corp
Jan. 11th 2003
p. Four(04) of ten pp.

(ii) And enumeration of IRS qualifying charities and IRS foundations which our honorable Directors plan to help in the ensuing calendar year including with each charity and foundation an elucidation of at least twenty-five words how it has complied with the standards and procedures enunciated in (i)

If the Directors prefer mr John Jennings ("Jackie") Crapo says it may use 'fiscal' year instead of "calendar" year

Reasons

The explanation distributed at the stockholder meeting at Baltimore ~~fails to~~ fails to comply with the standards proposed by this stockholder proposal for charitable Donations

more

J. J. CRAPO to Sara Lee Corp
Jan 11th 2003
p. Five (05) of Ten pp.

Proponents had intended to explain the relationship of his troubles attending the Stockholder Meeting in Question at Baltimore when he presented proposal AND his presentation, ~~Regr~~ then.

Regretfully recent events have eclipsed those recollections AND his records have been seized by his landlord/lady so he can't access those records. Proponents does however State State of Maryland has a long history of denial of civil rights. Following Civil War when emancipation of Slaves was effectuated in union States said Maryland defeated the intent of the 13th Amendment to the U.S. Constitution by using guardianships, conservatorships and other such methods to deny freedom of former slaves. The records proponent had when seized by all White posse of White men, Wednesday acting on behalf of more the City of

J. J. Craho to Sara Lee Corp.
Jan 11th 2003
p-Six (06) of den pd

Cambridge, Massachusetts. It was in this state proponents was in the National Guard on service when adults attached children who were integrating public schools in the 1970's, in Massachusetts. among the things stolen from proponents were very important records of the civil rights movement. post Congressional Reconstruction

January Eighth 2003

1:30 AM proponent Bought Folgar's coffee boss at White Hen, Porter Square at Upland RD.
2:13 AM Boston Globe. "Sex abuse of Roman Catholic Nuns - 1996, report... cited..." by mr "Bill" Smith, Knight Ridder. at Baltimore a Nun presented a shareholder proposal of her order. Hon Congressman Charles B. RANGEL OF Manhattan - RMM, US House of Representatives Committee on Ways and Means announced he is introducing more IN to Iom

J. J. Crapo, pro se to Sara Lee Corp
Jun 11th 2003
p-Seven(07) 9 ten(10) PM

into Congress legislation to prevent discrimination against the disadvantaged by U.S. Selective Service mandating they serve in military while the socially prominent may avoid draft when it is reinstituted.

Noisy toilet 5:48 AM
3:10 AM to 5:48 AM - I slept
Same - I use my Bath room
5:49 AM I try to sleep to 10:19 AM I use my Bath room
10:55 AM Banging, pounding
10:58 AM Constable (lik
of Cambridge at my Door...
who announced management is repossessing it's property...
11:05 AM - I Commenced to dress but protested this invasion of my home. pleaded with the "LYNCH" mob to leave - but they refused
I couldn't more make them

J. J. Crako, pro se to
Sara Lee Corp
Jan 11 to 2003.
P-Eight(08) of Ten (10) pp'

dear -

Cambridge Municipal PLC took me to multi-Service Center. Brookline Strt 02139 - - -

an employee presented herself - INSISting she is my advocado. Who accused me of various things... all very troubling to me.

2 PM I was permitted to have my Bowel movement

3:30 PM advocado said she'd know soon IF Salvation army Would take me. She said multi Suce offices close at 5PM

I explained all this was Very dreadfull AND I Have Fatigue, Schizophrenia, glaucoma, arthritis. I Walk with prosthesis and I'm homoSexual

more

J. J. Crapo pro se, to Sara Lee corp.
Jan 11th 2003
p. Nine (09) of ten (10) pp.

i explained i Do have Family but i've No reason to believe from them they care for me

outside 9406 state of Idaho motor vehicle plate
i spoke with someone who was unfriendly by phone at Salvation army. who finally said Salvation army would take me one (01) day.
employee multi-service wanted to see my picture ID which I showed her.
She said next day - an protective svces employee would come see me.
channel Seven (07) WHDH TV was on various personnel of General Electric NBC which I had Noticed in long time (my TV is broken) were on evening & early night news.
more

J J Crabo to Sara Lee

Jan ~~17~~ 11th, 2002

often often

an employee of the archdiocese formerly admits he knew of sex misconduct. Said employee is a SCL Wrkr

I enclose with this submission various exhibits in parts A to 6, inclusive which I ask Lee to examine and comment fifty words each on to the U.S. Securities and Exchange commission as to the exhibits relevancy or irrelevancy

end of supporting statement

Questions or comments of me please address them to me at my PO Box address and give my address on every statement at said PO Box.

I DO NOT plan to sell any stock to close your markets

Sincerely

John Jennings Crabo
JJC/jjc

Encl

JOHN J. CRAPO. to SARAH LEE CORP
January Eleventh 2003
PART A

RCPTS

NINE PP printed no side
reverse SIDES BLANCO

McDonald's CORP and CLASSIC
COPY & Printing.

CVS Pharmacy AND KINKO'S INC

McDonald's CORP, Classic COPY and
Printing

FL EXPRESS

STAPLES and SEARS.

SEARS, CVS pharmacy.

STAPLES and SEARS. Item

US Postal Service Item

US POST OFFICE, Item.

US POST OFC

JJC/jjc

McDonald's Corporation
Thank you for eating at McDonald's
John J. CRAPO, Pro Se
THANK YOU
MCDONALDS RESTAURANT TEL# 6174973926
47 KS#03 Jan.10'03(Fri)07:42

Order #347 EAT IN

1 MUFFIN BLUEBERRY	0.99
1 COFE DECAF/SENIOR8OZ	0.50
SUB TOTAL	1.49
EAT IN TAX	0.07
	1.56
CASH TENDERED	2.00
CHANGE	0.44

McDonald's Corporation
Thank you for eating at McDonald's
JOHN J. CRAPO, Pro Se
THANK YOU
MCDONALDS RESTAURANT TEL# 6174973926
32 KS#03 Jan.09'03(Thu)07:38

Order #332 TO GO

1 COFFEE 16 OZ	1.05
SUB TOTAL	1.05
TAKE OUT TAX	0.05
	1.10
CASH TENDERED	2.00
CHANGE	0.90

COPY

COPY

CLASSIC COPY
& PRINTING
617-868-4140
John J. Crapo, PRO SE
01-09-2003 #1

COPY	0.25 T
SUBTL	0.25
TAX	0.01
TOTAL	0.26
CATEND	0.35
CHANGE	0.09

8208 09:09TM

McDonald's Corporation
Thank you for eating at McDonald's
John J. Crapo, Pro Se
THANK YOU
MCDONALDS RESTAURANT TEL# 6174973926
17 KS#03 S#1 Jan.08'03(Wed)14:24

Order #317 EAT IN

1 CRISPY CKN/MFRY/MEAL	3.79
1 COFFEE 16 OZ	1.05
SUB TOTAL	4.84
EAT IN TAX	0.24
	5.08
CASH TENDERED	6.00
CHANGE	0.92

CVS PHARMACY
2 CENTER PLAZA, BOSTON, MA
PHARMACY: 523-3653 STORE: 523-1105
John J Crapo pro se
REG#01 TRAN#9366 CSHR#016488 STR#2256

1 NABISCO WHEAT 10 Z 2.99F
1 KLENX POK PAK 3PK 1.59T
CARD #: 912888888888

2 ITEMS
SUBTOTAL 4.58
MA 5.0% TAX .08
TOTAL 4.66
CASH 20.00
CHANGE 15.34

[redacted]
5225 6301 0936 6015

USE YOUR EXTRACARE CARD TO GET SALES AND SPECIALS EVERYDAY.
$ $ $ $
LOOK FOR NEW FREE EXTRA PROGRAMS IN 2003!

JANUARY 10, 2003 11:58 AM

RETURNS WITH RECEIPT THRU 03/11/2003

Kinko's (617) 973-9000
2 Center Plaza
Boston, MA 02108
John J Crapo pro se

QTY/LIST	DISC	PRICE	AMOUNT
152, ES B&W S/S WHITE STD			
0.08	0.00	0.08	12.16

SUB 12.16 TX 0.61 TOT 12.77
CASH 20.00
CHG 7.23

CW 58 TR 423877 RG 2 01/10/03 14:44
... @ http://www.kinkos.com

COPY

CVS PHARMACY
35 WHITE ST, CAMBRIDGE, MA
PHARMACY: 876-5519 STORE: 876-4037
John J. Crapo pro se
REG#01 TRAN#0517 CSHR#282494 STR#717

1 SCOTT TISSUE 1ROL .99T

SUBTOTAL .99
MA 5.0% TAX .05
TOTAL 1.04
CASH 1.04
CHANGE .00

[redacted]
5071 7301 1051 7015

GET YOUR CVS EXTRACARE CARD

THANK YOU. SHOP ANYTIME AT CVS.COM!
JANUARY 11, 2003 9:26 AM

RETURNS WITH RECEIPT THRU 03/12/2003

McDonald's Corporation
Thank you for eating at McDonald's
JOHN J. CRAPO, Pro Se
THANK YOU
MCDONALDS RESTAURANT TEL# 6174973926
26 KS#03 Jan.11'03(Sat)07:45

Order #326 TO GO

1 COFFEE 20 OZ	1.15
SUB TOTAL	1.15
TAKE OUT TAX	0.06
	1.21
CASH TENDERED	2.00
CHANGE	0.79

CLASSIC COPY
& PRINTING
617-868-4140
J. J. CRAPO
01-09-2003 #1
Pro Se

COPY	0.20 T
SUBTL	0.20
TAX	0.01
CASH	0.21

B211 09:33TM

COPY

COPY

PANDA EXPRESS
CAMBRIDGESIDE GALLERIA
WWW.PANDAEXPRESS.COM
John J. Crapo, Pro Se

1 2-ITEM COMBO	5.19
FRIED RICE	
CK ORANG	
BEEF BROCC	
TAX	.26
TOTL	5.45
CASH	5.45

HELP US TO BETTER SERVE YOU
CONTACT PANDA AT 800-877-8988
WE DO CATERING 617-621-2911
DORA
#120 IN
0117 13:33 #07 JAN09'03 REG0001

CLASSIC COPY
& PRINTING
617-868-4140
8:45AM
01-09-2003 #1
John J. Crapo
Pro Se

COPY	0.55 T
SUBTL	0.55
TAX	0.03
TOTAL	0.58
CATEND	1.00
CHANGE	0.42

B204 08:22TM

STAPLES

STAP[illegible] SAVINGS

Low prices. Every item. Every day.
We 110% Price Match Guarantee It.

John J. Crapo, Pro Se

25 Court Street
Boston, MA 02108
(617) 367-1747

SALE 028729 9 006 61058
0063 01/10/03 12:17

QTY	SKU	OUR PRICE
1	ELDON JR. FILE BOX	
	030402104938	9.69
1	SHARPIE MARKR FINE	
	071641306653	3.59
1	FINE BUSINESS ENV	
	083514881907	6.99
SUBTOTAL		20.27
	Standard Tax 5.00%	1.01
TOTAL		$21.28
Cash		22.00
Cash Change		0.72

TOTAL ITEMS 3

Compare and Save
with Staples-brand products.

THANK YOU FOR SHOPPING AT STAPLES!

COPY

SEARS

SEARS
CAMBRIDGE, MA 01343
[redacted]

RETAIN FOR COMPARISON WITH MONTHLY
STATEMENT OR FOR RETURN OR EXCHANGE

John J. Crapo Pro Se

SALESCHECK #
01343521228B

TRAN#	PG/STORE	REG#	ASSOC#
2288	10 01343	521	54858

SALE

33 52252003 V NECK HAN MDS	13.99S
41 63524003 SHIRT L/S CLR	14.00S
SUBTOTAL	27.99
TAX 05.000%	.00
SPECIAL TAX	.00
AMOUNT TENDERED	30.00
CHANGE DUE	2.01
CASH TOTAL	27.99

01/09/03

COPY

SATISFACTION GUARANTEED
OR YOUR MONEY BACK
PLEASE RETAIN THIS RECEIPT TO
RECEIVE A REFUND IN THE FORM OF YOUR
ORIGINAL PAYMENT

SEARS
CAMBRIDGE, MA 01343
[redacted]

RETAIN FOR COMPARISON WITH MONTHLY
STATEMENT OR FOR RETURN OR EXCHANGE

John J. Crapo mod

SALESCHECK #
01343521228

TRAN#	PG/STORE	REG#	ASSOC#
2282	10 01343	521	54858

SALE

33	18693	SOCK DOCKE SAL	12.60S
33	50009320	BRIEF CHAM CLR	10.15S
33	14382005	PAJAMA,FLA CLR	12.00S
		SUBTOTAL	34.75
		TAX 05.000%	.00
		SPECIAL TAX	.00
		AMOUNT TENDERED	50.00
		CHANGE DUE	15.25
01/09/03		CASH TOTAL	34.75

SATISFACTION GUARANTEED
OR YOUR MONEY BACK
PLEASE RETAIN THIS RECEIPT TO
RECEIVE A REFUND IN THE FORM OF YOUR
ORIGINAL PAYMENT

COPY

CVS
100 CAMBRIDGESIDE PLACE, CAMBRIDGE, MA
TELEPHONE: 621-0670

John J. Crapo prod.

REG#07 TRAN#4323 CSHR#221268 STR#1213

1 [illegible]EBOARD BAT 4.32	[illegible]
1 WHITENERS	2.77T
1 CVS CHUNKY TB SOFT	1.77T
3 ITEMS	
SUBTOTAL	7.37
MA 5.0% TAX	.37
TOTAL	7.74
CASH	10.00
CHANGE	2.26

[redacted]
3121 5500 9432 5071

GET YOUR CVS EXTRACARE CARD

THANK YOU. SHOP ANYTIME AT CVS.COM!
JANUARY 9, 2003 2:57 PM

RETURNS WITH RECEIPT THRU 03/10/2003

COPY

CVS PHARMACY
55 SUMMER STREET BOSTON, MA.
PHARMACY: 426-2690 STORE: 542-3153

John J. Crapo Prod.

REG#14 TRAN#4518 CSHR#269208 STR#361

1 CVS SINGLEDGE 10CT	1.69T
1 BRASS PAD LOC 5003	5.99T
1 CVS LDS SHAVG 7 OZ	2.27T
3 ITEMS	
SUBTOTAL	9.95
MA 5.0% TAX	.50
TOTAL	10.45
CASH	11.00
CHANGE	.55

[redacted]
5036 1301 0451 8146

GET YOUR CVS EXTRACARE CARD

THANK YOU. SHOP ANYTIME AT CVS.COM!
JANUARY 10, 2003 3:56 PM

RETURNS WITH RECEIPT THRU 03/11/2003

STAPLES

John J. Crapo, Pro Se

STAPLES 365 SAVINGS

Low prices. Every item. Every day.
We 110% Price Match Guarantee It.

25 Court Street
Boston, MA 02108
(617) 367-1747

SALE		021624 2 005 50884
		0063 01/11/03 10:14
QTY	SKU	OUR PRICE
1	UNI-VISION RLR FN	
	070530600155	6.08
SUBTOTAL		6.08
	Standard Tax 5.00%	0.30
TOTAL		$6.38
Cash		7.00
Cash Change		0.62

TOTAL ITEMS 1

Compare and Save
with Staples-brand products.

THANK YOU FOR SHOPPING AT STAPLES!

SEARS
CAMBRIDGE, MA 01343
[redacted]

RETAIN FOR COMPARISON WITH MONTHLY
STATEMENT OR FOR RETURN OR EXCHANGE

John J Crapo Pro Se

SALESCHECK #
01343457714 2

TRAN#	PG/STORE	REG#	ASSOC#
7142	10 01343	457	7534

RINGING ASSOC # 7534

SALE

9 58690	LAMINATED MDS	4.49T
	SUBTOTAL	4.49
	TAX 05.000%	.22
	AMOUNT TENDERED	10.00
	CHANGE DUE	5.29
01/09/03	CASH TOTAL	4.71

SATISFACTION GUARANTEED
OR YOUR MONEY BACK
PLEASE RETAIN THIS RECEIPT TO
RECEIVE A REFUND IN THE FORM OF YOUR
ORIGINAL PAYMENT

2 MORE WAYS TO SHOP FOR TOOLS:
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COPY

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Date: Time:

We will redeliver or you or your agent can pick up. See reverse.

☐ If checked, you or your agent must be present at time of delivery to sign for item.

__ Letter
__ Large envelope, magazine, catalog, etc.
X Parcel
__ Restricted Delivery
__ Perishable Item
__ Other:

For Delivery: *(Enter total number of items delivered by service type)*

For Notice Left: *(Check applicable item)*

__ Express Mail *(We will attempt to deliver on the next delivery day unless you instruct the post office to hold it.)*
X Certified
__ Recorded Delivery
__ Firm Bill
__ Registered
__ Insured
__ Return Receipt for Merchandise
__ Delivery Confirmation
__ Signature Confirmation

Article Number(s)
7000 0520 0021 9205 8812

COPY

Article Requiring Payment
☐ Postage Due ☐ COD ☐ Customs
Amount Due $

☐ **Final Notice:** Article will be returned to sender on

Notice Left Section
Customer Name and Address
John J Crapo
X400151

Delivered By and Date

PS Form **3849**, November 1999

Delivery Notice/Reminder/Receipt

We will redeliver OR you or your agent can pick up your mail at the post office. *(Bring this form and proper ID. If your agent will pick up, sign below in item 2, and enter agent's name here)*

1. a. Check all that apply in section 3.
   b. Sign in section 2 below.
   c. Leave this notice where the carrier can see it.

2. Sign Here to Authorize Redelivery or to Authorize an Agent to Sign for You.

3. ☐ Redeliver *(Enter day of week)*

(Allow at least two delivery days for redelivery or call your post office to arrange delivery.)

☐ Leave item at my address

(Specify where to leave ... porch, side door ... is not available if box is checked on the front requiring signature at time of delivery)

☐ Refuse ...

Porter Square Post Office
1953 Mass. Ave.
Cambridge, MA 02140-9998
M-F 7:30AM-5:30PM S 7:30AM-2:00PM
1-800-275-8777

Delivery Section

Signature X	
Printed Name	
Delivery Address	10 Agassiz St

USPS [redacted]

5240 0036 0718 6812

COPY

Form 3849, November 1999 (Reverse)

United States Postal Service

Sorry We Missed You! We'll Deliver for You

Today's Date:

Sender's Name: US Tax Ct

Item is at: Post Office (See back)

Available for Pick-up After: Date: 9-19 Time:

We will redeliver or you or your agent can pick up. See reverse.

✓ If checked, you or your agent must be present at time of delivery to sign for item.

✓ Letter

Large envelope, magazine, catalog, etc.

Parcel

Restricted Delivery

Perishable Items

Other

For Delivery: *(Enter total number of items delivered by service type)*

For Notice Left: *(Check applicable item)*

Express Mail *(We will attempt to deliver on the next delivery day unless you instruct the post office to hold it.)*

✓ Certified

Recorded Delivery

Firm Bill

Registered

Insured

Return Receipt for Merchandise

Delivery Confirmation

Signature Confirmation

Article Requiring Payment

Amount Due

☐ Postage Due ☐ COD ☐ Customs $

Article Number(s): 7099 3400 0006 5479 7837

Notice Left Section

Customer Name and Address: John Jennings Crapo

☑ Final Notice: Article will be returned to sender on 9-26

Delivered By and Date:

PS Form 3849, November 1999

Delivery Notice/Reminder/Receipt

JOHN J. CRAPO to
SARA LEE CORP -
Jan 11th 2003

PART B.

Hon U.S-Securities and
Exchange Commission
RE McGRAW-Hill Companies,
INC

Four (04) PP
printed on (1) SIDE
reverse SIDE
Blanco

COPY

JJC/jjc

January 3, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The McGraw-Hill Companies, Inc.
Incoming letter dated December 10, 2002

The proposal relates to charitable contributions.

There appears to be some basis for your view that McGraw-Hill may exclude the proposal under rule 14a-8(f). We note that the proponent failed to supply, within 14 days of receipt of McGraw-Hill's request, documentary support evidencing that he satisfied the minimum ownership requirement for the one-year period as of the date that he submitted the proposal as required by rule 14a-8(b). Accordingly, we will not recommend enforcement action to the Commission if McGraw-Hill omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which McGraw-Hill relies.

COPY

Sincerely,

Jennifer Bowes
Attorney-Advisor

CC:

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 3, 2003

Scott L. Bennett
Senior Vice President
Associate General Counsel and
Secretary
The McGraw-Hill Companies, Inc.
1221 Avenue of the Americas
New York, NY 10020-1095

RE: The McGraw-Hill Companies, Inc.
Incoming letter dated December 10, 2002

Dear Mr. Bennett:

This is in response to your letter dated December 10, 2002 concerning the shareholder proposal submitted to McGraw-Hill by John Jennings Crapo. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

COPY

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: John Jennings Crapo
P.O. Box 400151
Cambridge, MA 02140-0002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
MAIL STOP
WASHINGTON, D.C. 20549

OFFICIAL BUSINESS
PENALTY FOR PRIVATE USE, $300

Jan 11 2003

WASHINGTON
JAN 06 '03
DC

U.S. OFFICIAL MAIL
PENALTY FOR PRIVATE USE $300
08.55
H METER

John Jennings Crapo
P.O. Box 400151
Cambridge, MA 02140-0002



John [illegible]es Crapo
P.[illegible] Bo[illegible] 00151
Ca[illegible]dg[illegible]A 02140-0002

John J. CRAPO, Pro Se
to Sarah Lee Corp.
Jan. Eleventh (11th)
2003

PART C

SALATION Army
on pp
printed one side
reverse side
Blanco

COPY

JJC / jjc

THE SALVATION ARMY

BLOOD AND FIRE

COPY

COPY

[redacted]

37 0001 00 000589

[signature]

Courtesy of Arthur Blank & Company

U.S. Pat. [illegible] and others SLARMAA0002 140

John L Crapo Pro Se
vs Sara Lee CORP.
11 Jan 2003

PArt D

Mr GAVIN malolm
or
Mr MalcOLM GAVIN
etc

COPY

07 Jan 2003

SCES SOMERVILLE-CAMBRIDGE ELDER SERVICES

Gavin Malcolm
MSW, LCSW
Protective Services Caseworker

61 Medford Street
Somerville, MA 02143-3429

Phone: (617) 628-2601, x3154
Fax: (617) 628-1085
TDD: (617) 628-1705
E-mail: gmalcolm@eldercare.org

COPY

John J. Crapo, Pro Ap

to Sara Lee Corp

11 Jan 2003

PART E

Commonwealth of Massachusetts

Executive Dept of

State treasurer

2 (two) pp

printed one side

reverse side

Blanc

COPY

JJC/JJC

SLIDE FINGER ALONG THIS EDGE TO OPEN
REMOVE STUBS AT BOTH ENDS FIRST

2007 040 C H
1 55706
002784407

FIRST CLASS MAIL
1 55706

FIRST CLASS MAIL
U.S.POSTAGE PAID
BOSTON,MA
PERMIT NO. 52535

SHANNON P. O'BRIEN
TREASURER AND RECEIVER GENERAL
COMMONWEALTH OF MASSACHUSETTS
ONE ASHBURTON PLACE
BOSTON, MA 02108

RETURN SERVICE REQUESTED

COPY

JOHN J CRAPO
P.O. BOX 400151
CAMBRIDGE MA 02140-0002

02140=0002

The Commonwealth of Massachusetts
Department of the State Treasurer

SHANNON P. O'BRIEN
TREASURER AND RECEIVER GENERAL

PAYMENT TYPE : PENSION PAYMENT

EFFECTIVE DATE : 12/31/2002
CHECK NUMBER : 0002784407
CHECK AMOUNT : $864.80

RETIREES ENROLLED IN A GIC MEDICARE PLAN WILL NOTICE A SLIGHT DECREASE IN THIS MONTH'S PENSION CHECK DUE TO THE FEDERAL GOVERNMENT MEDICARE PART B INCREASE EFFECTIVE JANUARY 1, 2003. PLEASE CALL THE GIC WITH ANY QUESTIONS 617-727-2310.

NAME: JOHN J CRAPO
SOC. SEC. NO. 004-[illegible]4-8050
AGENCY NO.
AGENCY NAME: SBRP
DIV. NO.
REFERENCE # 1 55706
EMP. NO.
DEPT.

EARNINGS	HOURS	AMOUNT	DEDUCTIONS	CURRENT	YTD	DEDUCTIONS	CURRENT	YTD
			INSURANCE	40.88	592.93	LIFE INS	32.25	387.00
CURRENT GROSS		93[illegible].93						
YTD GROSS		1109[illegible].24						

HOURS EARNED

↓ FOLD, CREASE AND TEAR ALONG PERFORATION ↓

NET PAY 864.80

COPY
COPY

John CRAPO to
Sara Lee Corp
11th Jan 2003

PART F

First CAMBRIDGE REALTY
it's corp parents
affiliates,
officers
trustees
personnel
shareholders
etc

Five(05) pp
printed One(01)
side
reverse side
Blanco

COPY

JJC/jjc

11AM
08 January
2003

John Crapo
[redacted] Agassiz St
Apt #30

COPY

Trial Court of Massachusetts
District Court Department

DATE FILED	TIME STANDARDS TRIAL REQUEST DEADLINE	DOCKET NUMBER
7/29/02		0252SU0445

PLAINTIFF	DEFENDANT
First Cambridge Realty Corp. managing agent for 15 Linnaean Street Limited Partnership	John Crapo

PLAINTIFF ATTORNEY	DEFENDANT ATTORNEY
Howard R. Perkins, Jr. One Elm Square Andover, MA 01810	Pro Se PO Box 400151 Cambridge, MA 02140-0002

Cambridge District Court
40 Thorndike St. - P.O. Box 338
East Cambridge, MA 02141

MONEY DAMAGE ACTION (TIME STANDARDS) ☐ Remand ☐ District Court Filing ☒ SUMMARY PROCESS ☐ VICTIM VIOLENT CRIME ☐ OTHER CIVIL

WRIT OF EXECUTION FOR POSSESSION OF LEASED OR RENTED DWELLING

To the Sheriffs of the several counties of the Commonwealth or their deputies, or any Constable of any city or town within the Commonwealth:

The plaintiff named above has recovered judgment against the defendant for possession of the premises shown below, which were rented or leased for dwelling purposes.

WE COMMAND you, therefore, subject to the requirements of G.L. c. 235, § 23 and G.L. c. 239, § 3, to cause the plaintiff to have possession of the premises shown below without delay.

This execution is valid for THREE CALENDAR MONTHS only. It must be returned to the court along with your return of service within ten days after this judgment for possession has been satisfied or discharged, or after three calendar months if this judgment remains unsatisfied or undischarged.

COPY

LOCATION OF PREMISES

10 Agassiz St., #10, Cambridge, MA

	FIRST JUSTICE	DATE OF ISSUE	LATEST RETURN DATE	CLERK-MAGISTRATE/ASSISTANT CLERK
WITNESS:	ROANNE SRAGOW	10/29/02	1/29/03	X

OFFICER'S RETURN **DATE OF SERVICE:**

Fees ________
____
____
____

TOTAL FEES ________

____
SIGNATURE OF OFFICER

"At least forty-eight hours prior to serving or levying upon an execution for the plaintiff for possession of land or tenements rented or leased for dwelling purposes, the officer serving or levying upon the execution shall give the defendant written notice that at a specified date and time he will serve or levy upon the execution and that at that time he will physically remove the defendant and his personal possessions from the premises if the defendant has not prior to that time vacated the premises voluntarily.

"Said notice shall contain the signature, full name, full business address and business telephone number of the officer, and the name of the court and the docket number of the action, and shall be served in the same manner as the summary process summons and complaint.

"No execution for possession of premises rented or leased for dwelling purposes shall be served or levied upon after five o'clock P.M., or before nine o'clock A.M., nor on a Saturday, Sunday, or legal holiday.

"If the underlying money judgment in any summary process action for non-payment of rent in premises rented or leased for dwelling purposes has been fully satisfied, together with any use and occupancy accruing since the date of judgment, the plaintiff shall be barred from levying on any execution for possession that has issued and shall return the execution to the court fully satisfied . . . Notwithstanding this paragraph, the plaintiff shall not be required to accept full satisfaction of the money judgment."

—EXCERPT FROM G.L. c. 239, §3

D

48 HOUR NOTICE OF EVICTION

January 6, 2003

Cambridge District Court
Docket #0252SU0445

First Cambridge Realty Corp., et al, Plaintiffs
Vs. John Crapo, Defendant

John Crapo
10 Agassiz Street, Apt. #30
Cambridge, MA

Dear Mr. Crapo:

Enclosed please find a copy of an execution allowing your eviction from **10 Agassiz Street, Apt. #30, Cambridge, MA.** You have 48 hours to vacate the premises. If you fail to vacate by **Wednesday January 8, 2003 at 11:00 a.m.** the constable will arrive with movers and evict you from the within described premises and remove all your personal possessions and place them into public bonded storage. You are being evicted for just cause.

DO NOT IGNORE THIS NOTICE!

Served by James M Desrosiers
James M. Desrosiers, Constable

COPY

COPY

DHR & Associates, Constables
357 Cambridge Street
Cambridge, MA 02142
(617) 868-6733
FAX: 868-0334

IMPORTANT - READ THIS NOW

1) HOW TO CONTACT US ?

Mon. - Fri. 8:30 a.m. - 3:30 p.m. Telephone # 781-598-3888

IT IS YOUR RESPONSIBILITY TO CONTACT US!

2) WHERE AND HOW ARE MY GOODS BEING STORED ?

At Eastern Commonwealth Moving & Storage
35 Wyman Street, Lynn, MA 01905

Your property will be carefully packed into a self-contained cubicle within our alarmed bonded facility

3) CAN I COME AND TAKE JUST A FEW ITEMS ?

ABSOLUTELY NOT! You can claim your goods at any time. You are not allowed to enter the storage facility. **WE ARE NOT A PUBLIC STORAGE FCILITY.** Since the contents of a whole cubicle would have to be unpacked to locate a "few things" , we insist that you take everything at one time. Additionally, all too often in the past, we are burdened with the responsibility and cost of discarding unwanted belongings.

4) WHAT YOU MUST DO TO RETRIEVE YOUR BELONGINGS ?

We reserve the right to demand a minimum of 7 days notice that you are coming so we can schedule an appointment to pick up your belongings. Your landlord has paid for moving and 30 days storage. **YOU ARE RESPONSIBLE** for the cost of labor to unpack your cubicle and bring your property to our loading dock at a cost of **$ 350.00 per cubicle.** We will hold your belongings for a total of 6 months, at a rate of **$ 250.00 per month, per cubicle starting on the 31st day.** If we do not or have not made any arrangements with you to pick up your property, it will be auctioned off to cover the cost of storage.

JOHN J. CRAPO, PROSE
RETRO LCSW
PO Box 400151
CAMBRIDGE MA
02140-0002

CERTIFIED MAIL™

[redacted]

7002 2410 0006 3807 9205


USA
37

UNKNOWN
4003
1

12-17
12-24
1-3

RETURNED TO SENDER

REASON CHECKED

RETURN RECEIPT REQUESTED ✓

No such street ____ number ____
No such office in state ____
Do not remail in this envelope

RETURN RCPT REQUESTED

[redacted]

UNITED STATES POSTAL SERVICE

[redacted]

9264 02140

U.S. POSTAGE
PAID
BOSTON, MA
02205
DEC 13, 02
AMOUNT
$4.28
00100736-40

COPY
COPY
COPY

John Crapo to Sarah Lee

Corp

Jan 11th (Eleventh)

2003

PART G.

Two (02) pp

printed

one (01)

SIDE

reverse

SIDE Blanco

Front pieces of

CMRKRS

articles

#7002 2410 0006

3807 5702

#7002 2410 0006

3807 6341

JJC/jjc

COPY

From: JOHN J CRAPO, Pro Se, AA, ABE
PO BOX 400151
CAMBRIDGE MA 02140-0002

RETURN RCPT REQUESTED

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to: US INTERNAL REVENUE SERVICE TAXPAYER RELATIONS DEPT MGR MS JOYCE M. DESIMONE ANDOVER MA 05501

COMPLETE THIS SECTION ON DELIVERY

A. Received by (Please Print Clearly) | B. Date of Delivery

C. Signature X ☐ Agent ☐ Addressee

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

2. Article Number (Transfer from service label) 7002 2410 0006 3607 5702

PS Form 3811, March 2001 Domestic Return Receipt 102595-01-M-1424

COPY

To: US INTERNAL REVENUE SERVICE
TAXPAYER RELATIONS DEPT MGR
MS JOYCE M. DESIMONE
ANDOVER MA 05501

COPY

ReadyPost.

From: MR JOHN CRAPO, Pro Se, AA ABE
PO Box 400151
CAMBRIDGE MA 02140-0002

RETURN RCPT REQUESTED

To: SALVATION ARMY CAMBRIDGE
ATTN PLEASE MR CLIFFORD YEARWOOD
AND OR MR FELIX GOMEZ
402 MASSACHUSETTS AVE
CAMBRIDGE MA 02139

SENDER: COMPLETE THIS SECTION

- Complete items 1, 2, and 3. Also complete item 4 if Restricted Delivery is desired.
- Print your name and address on the reverse so that we can return the card to you.
- Attach this card to the back of the mailpiece, or on the front if space permits.

1. Article Addressed to:
SALVATION ARMY CAMBRIDGE ATTN PLEASE
MR CLIFFORD YEARWOOD
AND OR MR FELIX
GOMEZ
402 MASSACHUSETTS AVE
CAMBRIDGE MA 02139

2. Article Number (Transfer from service label) 7002 2410 0006 3807 6343

PS Form 3811, March 2001 Domestic Return Receipt

COMPLETE THIS SECTION ON DELIVERY

A. Received by (Please Print Clearly) B. Date of Delivery

C. Signature
X ☐ Agent ☐ Addressee

D. Is delivery address different from item 1? ☐ Yes
If YES, enter delivery address below: ☐ No

3. Service Type
☒ Certified Mail ☐ Express Mail
☐ Registered ☐ Return Receipt for Merchandise
☐ Insured Mail ☐ C.O.D.

4. Restricted Delivery? (Extra Fee) ☐ Yes

...ce for two years
...First-Class Mail or Priority Mail.
...International mail.
...ED with Certified Mail. For ...ered Mail.
...be requested to provide proof of ...se complete and attach a Return ...applicable postage to cover the ...uested". To receive a fee waiver for ...on your Certified Mail receipt is
...estricted to the addressee or ...k or mark the mailpiece with the
...desired, please present the arti... postmark on the Certified Mail ...with postage and mail.
...ll when making an inquiry. ...not available on mail

PS Form 3800, June 2002 (Reverse)

Ready Post.

JOHN Jennings Crabo, Pro Se
PO Box 400151
Cambridge MA 02140-0002

via Certified Mail RRR Jan 11 th 2003
#7002 2030 0002 2296 3635

Atn US Securities and Exchange Commission ("SEC")
Division of Corporation Finance
Division Director
450 5th St NW
Washington DC

Dear Ladies and Gentlemen

Enclosed is a copy my submission of my Shareholder proposal to Sara Lee Corporation which I call to your attn. Please put this and exhibits in my files of the SEC

Copy this via Certified Mail Ret. Rcpt Requested to said Sara Lee Corp and to City of Cambridge Multi Service Center

Sincerely, Hartel

John Jennings Crabo
Encl
JJC/jjc

John J. Crapo Pro Se
PO Box 400151
CAMBRIDGE MA
02140-0002

Via Certified
mail RRR
7002 2410 0006
3808 6319

Jan 11th 2003

please mit
this + enclosures
IN my Files

City of Cambridge
multi Service there.
Center
attn please: Ms Daniels
19 Brookline Strt
Cambridge MA

Dear Ms Daniels

Enclosed / call to
your attn Copy my
letter and exhibits
to Sara Lee CORP. and
the USA SEC - this date

Copy this via CMRRR
to said Sara Lee Corp and
to Hon USA SEC.

Sincerely & Hurriedly
John Jonny Crapo
Pro Se

Exhibit B

EXHIBIT B

Text of Stockholder Proposal

Set forth below is the text of the Proposal, which has been reproduced verbatim in the form in which it was received by Sara Lee, except that some spelling errors and format have been corrected to ease readability. Text in brackets represent conforming modifications made by Sara Lee.

Stockholder Proposal

Sara Lee Corporation ("[Sara] Lee") stockholders recommend our Board ("Directors") publish in the proxy statement of each stockholders annual meeting a report an item concerning [Sara] Lee charitable donations program for the immediate past calendar year with the following information:

(i) An explanation of at least five hundred words explaining [Sara] Lee's governance of it's donations program to the Hon. United States Internal Revenue Service ("IRS") approved private foundations to include standards of denial of such help to the foundations and to other persons.

(ii) An enumeration of IRS qualifying charities and IRS foundations which our honorable Directors plan to help in the ensuing calendar year included with each charity and foundation and eleucidation of at least twenty-five words how it has complied with the standards and procedures enunciated in (i).

If the Directors prefer Mr. John Jennings ("Jackie") Crapo says it may use "fiscal year" instead of "calendar year."

Supporting Statement Of Proponent

The explanation distributed at the stockholder meeting at Baltimore fails to comply with the standards proposed by this stockholder proposal for charitable donations. Proponent had intended to explain the relationship of his troubles attending the stockholders meeting in question at Baltimore when he presented proposal and presentation then. Regretfully, recent events have eclipsed those recollections and his records have been seized by his landlord/lady so he can't access those records. Proponent does however state State of Maryland has a long history of denial of civil rights. Following Civil War when emancipating slaves was effectuated in Union states sued Maryland defeated the intent of the 13th amendment to the U.S. constitution by using guardianships, conservatorships and other such methods to deny freedom of former slaves. The records proponent had when seized by all white posse of white men, Wednesday actions on behalf of the city of Cambridge, Massachusetts. It was in this state proponent was in the National Guard on service when adults attacked children who were integrating public schools in the 1970's in Massachusetts. Among the things stolen from proponent were very important records of the Civil Rights movement post Congressional reconstruction.

January Eighth 2003

1:30 AM Proponent bought Folgers coffee bags at White Hen, Porter Square at Upland RD. 2:13 AM Boston Globe, "Sex abuse of Roman Catholic Nuns – 1996 report.... cited...."by Mr. "Bill" Smith, Knight Ridder. At Baltimore a nun presented a shareholder proposal of her order. Hon. Congressman Charles B. Rangel of Manhattan, RMM, U.S. House Representative Committee on Ways and Means announced he is introducing into Congress legislation to prevent discrimination against the disadvantaged by U.S. Selective Service mandating they serve in military while the socially prominent men avoid draft when it's reinstituted.

Noisy toilet 5:48 AM. 3:10 AM to 5:48 AM - I slept some. I use my bathroom. 5:49 AM I try to sleep. 10:19 AM. I use my bathroom. 10:55 AM banging, pounding. 10:58 AM constability or I am [illegible] at my door. Who announced management is repossessing its property. 11:05 AM I commenced to dress but protested this invasion of my home. Pleaded with the "LYNCH" mob to leave – but they refused. I couldn't make them leave.

Cambridge Municipal PLC took me to Multi-Service Center, Brookline Street 02139. An employee presented herself – insisting she is my advocado-who accused me of various things.... all very troubling to me. 2 PM I was permitted to have bowel movement 3:30 PM advocado said she'd know soon if Salvation Army would take me. She said Multi-Service offices close at 5 PM.

I explained all this was very dreadful and I have fatigue, schizophrenia, glaucoma, arthritis. I walk with prosthesis and I'm homosexual. I explained I do have family but I've no reason to believe from them they care for me. Outside 94OL state of Idaho motor vehicle plate. I spoke with someone who was unfriendly by phone at Salvation Army, who finally said Salvation Army would take me one (01) day. Employee Multi-Service wanted to see my picture ID which I showed her. She said next day – a protective Services employee could come see me. Channel seven (07) WHDH TV was on various personnel of General Electric NBC which I had noticed in long time (my TV is broken) were on evening and early night news. An employee of the archdiocese firmly admits he knew of sex misconduct. Said employee is a SCL worker.

I enclose with this submission various exhibits, in parts A to G inclusive, which I ask [Sara] Lee to examine and comment fifty words each on to the U.S. Securities and Exchange Commission as to the exhibits relevancy or irrelevancy.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 1, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Sara Lee Corporation
Incoming letter dated March 3, 2003

The proposal recommends that Sara Lee's proxy statement contain information described in the proposal regarding Sara Lee's charitable donations program.

We are unable to concur in your view that Sara Lee may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that the entire supporting statement may be excluded under rule 14a-8(i)(3). Accordingly, we will not recommend enforcement action to the Commission if Sara Lee omits the entire supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Jennifer Bowes
Attorney-Advisor